21002598

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aqueduct Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2820 Selwyn Avenue, Suite 550
(No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Bowling 704-973-9925
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot Davis, PLLC
(Name – *if individual, state last, first, middle name*)

200 East Broad Street, Suite 550	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank H. Edwards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aqueduct Capital Group, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANA TUCK NOTARY PUBLIC MECKLENBURG COUNTY, NC

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

elliott davis

Report of Independent Registered Public Accounting Firm

To the Member
Aqueduct Capital Group, LLC
Charlotte, North Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aqueduct Capital Group, LLC (the "Company") as of December 31, 2020, and the related notes to the financial statement (collectively, the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Elliott Davis, PLLC

We have served as the Company's auditor since 2018.

Raleigh, North Carolina
February 22, 2021

AQUEDUCT CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$3,925,365
Accounts receivable	79,542
Fees receivable	7,573,729
Fixed assets at cost, net of accumulated depreciation of $704,766	258,162
Right-of-use asset	1,450,919
Deposits	9,422
TOTAL ASSETS	$13,297,139

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses	$71,254
Accrued compensation & payroll taxes	19,022
Due to employees	23,891
Lease liability	1,693,138
Paycheck Protection Program ("PPP") loan	369,600
TOTAL LIABILITIES	$2,176,905
MEMBER'S EQUITY:	$11,120,234
TOTAL LIABILITIES AND MEMBER'S EQUITY	$13,297,139

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Aqueduct Capital Group, LLC (the "Company") was formed on January 9, 2004, in the State of Delaware as Alphalink Partners, LLC. Pursuant to the terms of an Assignment of Membership Interest and Admission Agreement dated September 2, 2004, the original members assigned their interests in the Company to the sole member, Aqueduct Capital Holdings, LLC, and ceased to be members of the Company. The Company changed its name on February 23, 2006. The Company will continue indefinitely unless terminated sooner by the sole member.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is an alternative asset placement agent with offices across the United States that facilitate capital raising for private equity and hedge fund managers.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with customers.

The Company earns placement fee revenue from its contracts with customers. These fees are primarily earned upon substantial completion of the performance obligations in the contract. Fee revenue is calculated as a percentage of committed capital raised by The Company. Fee revenue is generally paid over a period ranging from two to five years. The review of the contract's performance obligations in the contract determines the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation. Related contract assets were as follows for the years ended December 31:

Contract Assets Analysis

	2020	2019
Contract assets:		
Fees receivable	$ 7,573,729	$ 12,541,432

Interest Income is derived from outstanding fees with customers and calculated per the terms of the contract.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The Company has not experienced any losses in these accounts.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

Accounting standards that have been issued or proposed by the FASB or other standard setting bodies are not expected to have a material impact on the Company's financial condition, results of operations or cash flows.

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue, or whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable, as follows:

For the year ended December 31, 2020, one customer accounted for 13%, one customer accounted for 27%, and one customer accounted for 21% of revenue, respectively.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2020, the Company had net capital of $3,199,379, which was $3,175,620 in excess of its required net capital of $23,759. The Company's net capital ratio was 0.11 to 1.

NOTE 3 - INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2015.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILTIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as of December 31, 2020 or during the year then ended.

NOTE 5 - LONG-TERM DEBT

On April 4, 2020 the Company entered into a loan agreement with PNC Bank, National Association as its lender under the Paycheck Protection Program ("PPP") of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") administered by the U.S. Small Business Administration ("SBA"), and on April 20, 2020 (the "Disbursement Date"), received a loan in the amount of $369,600 (the "PPP Loan") to help sustain its employee payroll costs, rent, and utilities due to the impact of the COVID-19 pandemic. Under the Paycheck Protection Program, the Company's PPP Loan is fully forgivable if the Company meets certain requirements and receives formal approval, as defined by the CARES Act, subject to an audit by the SBA. The Company intends to seek partial or full forgiveness of the PPP Loan; however, there can be no assurance that the Company will obtain forgiveness of all or part of the PPP Loan amount. The interest rate for the PPP Loan is 1% per annum, and all required payments are deferred for ten months from the end of the Applicable Covered Period or Alternate Payroll Covered Period. Unless the PPP Loan is fully or partially forgiven, the Company must pay $15,400 of the principal every month once the deferral period is over, as well as accumulated interest, until the maturity, date which is two years from the Disbursement Date.

NOTE 6 - LEASES

The Company's leases are comprised primarily of rental office space. The Company has performed an assessment of its contracts related to the leased office space and determined they are operating leases.

The lease liabilities are measured at the lease commencement date and determined using the present value of the minimum lease payments not yet paid and the company's incremental borrowing rate, which approximates the rate at which the company would borrow. The interest rate implicit in the lease is generally not determinable in transactions where the Company is the lessee.

In December of 2020, the company entered a lease in Chicago on a month-to-month commitment.

In August 2020, the Company entered a lease in Chevy Chase, MD for 12 months beginning September 1, 2020.

We have operating leases for our corporate offices and certain equipment. Our leases have remaining lease terms of 9 months to 5 years and 3 months, some of which include options to extend the leases for up to 5 years. The weighted average remaining lease term is 54 months. None of the tests were met to qualify as financing leases; all of our leases are operating leases. To calculate the value of a lease, we considered payments, concessions, and fees. We assumed an incremental borrowing rate of 5% based on prevailing market rates at the time of commencement. The weighted average incremental borrowing rate across all leases is 5%.

Maturities of lease liabilities:

Maturity Analysis

	Operating Leases
2021	$ 399,118
2022	405,314
2023	412,573
2024	386,729
2025	228,207
Thereafter	76,938
Total lease payments	1,908,879
Amounts representing interest	(215,741)
Present value of net future minimum lease payments	**$ 1,693,138**

NOTE 7 - BENEFITS

The Company participates in a 401(k)-profit sharing plan covering substantially all its employees. The plan includes employee contributions and discretionary employer contributions. The Company is not required to make contributions; however, the Company paid $117,127 to the plan for the year ended December 31, 2020. This amount is included in "Salaries" in the Statement of Operations.

NOTE 8 - FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from five to seven years.

Fixed assets consist of the following:

Furniture and Equipment	$ 962,928
Total Cost	962,968
Less: Accumulated Depreciation	(704,766)
Net Fixed Assets	$ 258,162

Depreciation expense for the year ended December 31, 2020 was $ 91,705.

NOTE 9 - GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective as of December 31, 2020 or during the year then ended.

NOTE 10 - SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure through issuance date.

NOTE 11 - UNCERTANTIES RELATED TO COVID-19

The 2019 novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect economic activity globally, nationally, and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's and its customers' costs, demand for the Company's services, and the U.S. economy. The extent of the potential adverse impact, if any, of the COVID-19 outbreak on the Company cannot be predicted at this time.